Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Six months ended June 30, 2017
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$2,194
Plus:
Interest and other financial charges included in expense(b)	2,313
One-third of rental expense(c)	252
Adjusted "earnings"	$4,759

Fixed charges:
Interest and other financial charges included in expense(b)	$2,313
Interest capitalized	21
One-third of rental expense(c)	252
Total fixed charges	$2,586

Ratio of earnings to fixed charges	1.84

Preferred stock dividend requirements	$216

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.84

Preferred stock dividend factor on pre-tax basis	$219
Fixed charges	2,586

Total fixed charges and preferred stock
dividend requirements	$2,805

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.70

*

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.